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June 25, 2010

VIA EDGAR

Office of the Secretary

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Attention: Larry Spirgel, Esq.

RE:	Vonage Holdings Corp. (the “Company”)

Form 10-K for the Fiscal Year Ended December 31, 2009

Filed February 26, 2010

File Number 001-32887

Ladies and Gentlemen:

On behalf of Vonage Holdings Corp. (the “Company”), set forth below is the comment contained in your June 15, 2010 letter with respect to the above-captioned filing, together with the response of the Company to the comment.

Form 10-K for the Fiscal Year Ended December 31, 2009

Definitive Proxy Statement filed April 28, 2010

Summary Compensation Table, page 42

1.	We note you present at the bottom of page 37 the amounts paid to your named executive officers under the 2009 Annual Cash Bonus plan. Further, these amounts are presented in the Summary Compensation Table under the “Bonus” column. However, these amounts should be presented under the “Non-Equity Incentive Compensation” column. Please see Q. 119.02 under our “Compliance & Disclosure Interpretations” which can be found on the internet at: http://www.sec.gov/divisions/corpfin/guidance/regs-kinterp.htm. In this regard, we note compensation under the Annual Cash Bonus plan is meant to serve as an incentive for performance and is provided pursuant to a plan where performance targets are uncertain at the time they are established and communicated to the NEOs. If you structure the Annual Cash Bonus plan similarly in the future, please present compensation under this plan in the appropriate column.

DUANE MORRIS LLP
30 SOUTH 17TH STREET PHILADELPHIA, PA 19103-4196	PHONE: 215.979.1000 FAX: 215.979.1020

Office of the Secretary

June 25, 2010

For the 2010 annual cash bonuses (the weightings and metrics for which are described in a Form 8-K filed by the Company with the Commission on March 1, 2010) and any other plan structured similarly in the future, the compensation under such plan will be presented under the “Non-Equity Incentive Compensation” column.

* * *

The Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in its filings;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If further information or clarification with respect to the foregoing is desired, please contact the undersigned at 215-979-1233.

Respectfully yours,

/s/ Richard L. Cohen
Richard L. Cohen

RLC:tbm

cc:	Mr. Marc P. Lefar
Mr. Barry L. Rowan
Kurt M. Rogers, Esquire
Henry B. Pickens, Esquire